Exhibit 3.01

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

COLFAX CORPORATION

Colfax Corporation (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Delaware General Corporation Law”), does hereby certify as follows:

1.      The present name of the Corporation is Colfax Corporation. The Corporation was incorporated under the name Constellation Pumps Corporation by filing its original Certificate of Incorporation with the Secretary of State of the State of Delaware on February 25, 1998. An Amended and Restated Certificate of Incorporation was filed with and accepted by the Secretary of State of the State of Delaware on May 22, 2003 and amended by Certificates of Amendment on May 30, 2003, May 3, 2004, and April 21, 2008. An Amended and Restated Certificate of Incorporation was filed with and accepted by the Secretary of State of the State of Delaware on May 13, 2008.

2.      This Amended and Restated Certificate of Incorporation was duly adopted by the Board of Directors of the Corporation (the “Board”) and by the stockholders of the Corporation in accordance with Sections 228, 242, and 245 of the Delaware General Corporation Law.

3.      Pursuant to Sections 242 and 245 of the Delaware General Corporation Law, this Amended and Restated Certificate of Incorporation restates and integrates and also further amends the provisions of the Certificate of Incorporation of the Corporation as heretofore amended or supplemented. The Certificate of Incorporation of the Corporation, as heretofore amended or supplemented, is superseded by this Amended and Restated Certificate of Incorporation.

4.      This Amended and Restated Certificate of Incorporation shall become effective upon the time of filing of this Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware pursuant to Section 103 of the Delaware General Corporation Law.

5.      The Certificate of Incorporation of the Corporation as heretofore amended or supplemented is hereby restated and further amended to read in its entirety as follows:

Article 1. NAME

The name of this corporation is Colfax Corporation.

Article 2. REGISTERED OFFICE AND AGENT

The address of this Corporation’s registered office in the State of Delaware is 2711 Centerville Road, Suite 400, in the City of Wilmington, Delaware 19808, in the County of New Castle. The name of this Corporation’s registered agent at such address is Corporation Service Company.

Article 3. PURPOSE AND POWERS

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law. The Corporation shall have all power necessary or convenient to the conduct, promotion or attainment of such acts and activities.

Article 4. CAPITAL STOCK AND ISSUANCE OF SECURITIES

4.1. Authorized Shares

The total number of shares of all classes of stock that the Corporation shall have the authority to issue is 420,000,000 of which 400,000,000 of such shares shall be Common Stock having a par value of $.001 per share (the “Common Stock”), and 20,000,000 of such shares shall be Preferred Stock, having a par value of $.001 per share (the “Preferred Stock”).

4.2. Common Stock

4.2.1. Relative Rights

The Common Stock shall be subject to all of the rights, privileges, preferences, priorities, and restrictions set forth in this Amended and Restated Certificate of Incorporation (including any certificate of designations relating to any series of the Preferred Stock). Each share of the Common Stock shall have the same relative rights as, and be identical in all respects to, all the other shares of the Common Stock.

4.2.2. Dividends

Whenever there shall have been paid, or declared and set aside for payment, to the holders of shares of any class of stock having preference over the Common Stock as to the payment of dividends, the full amount of dividends and of sinking fund or retirement payments, if any, to which such holders are respectively entitled in preference to the Common Stock, then dividends may be paid on the Common Stock and on any class or series of stock entitled to participate therewith as to dividends, out of any assets legally available for the payment of dividends thereon, but only when and as declared by the Board and subject to the restrictions set forth in any certificate of designations relating to any series of Preferred Stock. Any dividends on the Common Stock will not be cumulative.

4.2.3. Dissolution, Liquidation, Winding Up

In the event of any dissolution, liquidation, or winding up of the Corporation, whether voluntary or involuntary, the holders of the Common Stock, and holders of any class or series of stock entitled to participate therewith, in whole or in part, as to the distribution of assets in such event, shall be entitled to participate in the distribution of any assets of the Corporation remaining after the Corporation shall have paid, or provided for payment of, all debts and liabilities of the Corporation and after the Corporation shall have paid, or set aside for payment, to the holders of any class of stock having preference over the Common Stock in the event of dissolution, liquidation or winding up the full preferential amounts (if any) to which they are entitled.

4.2.4. Voting Rights

Each holder of shares of the Common Stock shall be entitled to attend all special and annual meetings of the stockholders of the Company at which any action is to be taken as to which holders of Common Stock are entitled to vote pursuant to this Amended and Restated Certificate of Incorporation or applicable law. Except as may otherwise be required by law, and subject to the provisions of such resolution or resolutions as may be adopted by the Board pursuant to Section 4.3 of this Article 4 granting the holders of one or more series of the Preferred Stock exclusive or special voting powers with respect to any matter, each holder of the Common Stock shall have one vote with respect to each share of the Common Stock held on all matters voted upon by the stockholders, provided, however, that except as otherwise required by law, holders of the Common Stock, as such, shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation (including a certificate of designations relating to any series of the Preferred Stock) that relates solely to the terms of one or more outstanding series of the Preferred Stock if the holders of such affected series are entitled, either voting separately or together with the holders of one or more other such series, to vote thereon pursuant to this Amended and Restated Certificate of Incorporation (including any certificate of designations relating to any series of the Preferred Stock) or pursuant to the Delaware General Corporation Law. Each holder of shares of the Common Stock may exercise its vote either in person or by proxy.

4.2.5 Stockholder Action

Subject to the rights of any holders of the Preferred Stock, (i) only the chairman of the Board or a majority of the Board shall be permitted to call a special meeting of stockholders; (ii) the business permitted to be conducted at a special meeting of stockholders shall be limited to matters properly brought before the meeting by or at the direction of the Board; and (iii) stockholder action may be taken only at a duly called and convened annual meeting or special meeting of stockholders and may not be taken by written consent.

4.3. Preferred Stock

The Board is authorized, subject to limitations prescribed by the Delaware General Corporation Law and the provisions of this Amended and Restated Certificate of Incorporation, to provide, by resolution or resolutions from time to time and by filing certificates of designations pursuant to the Delaware General Corporation Law, for the issuance of shares of the Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the voting powers, designations, preferences and relative, participating, optional or other special rights of the shares of each such series of the Preferred Stock and to fix the qualifications, limitations or restrictions thereof.

The authority of the Board with respect to each series shall include, but not be limited to, determination of the following: (1) the number of shares constituting that series and the distinctive designation of that series; (2) the dividend rate on the shares of that series, whether dividends shall be cumulative, and, if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series; (3) whether that series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights; (4) whether that series shall have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board shall determine; (5) whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates; (6) whether that series shall have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund; (7) the rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Corporation, and the relative rights of priority, if any, of payment of shares of that series; and (8) any other relative powers, preferences, and rights of that series, and qualifications, limitations or restrictions on that series as the Board shall determine.

4.4 Rights of Certain Holders

So long as the Investor and its Permitted Transferees collectively Beneficially Own, in the aggregate, at least fifty percent (50%) of the Purchased Preferred Shares, the written consent of the Investor will be required in order for the Corporation to take any of the following actions:

1.          The incurrence of Senior Net Indebtedness, excluding

(i)       Permitted Indebtedness, and

(ii)      the issuance of Preferred Stock,

if, after giving effect to such incurrence, the ratio of Senior Net Indebtedness to Adjusted EBITDA would exceed 3.75 : 1 measured by reference to the last twelve-month period for which financial information of the Corporation is reported by the Corporation (the “LTM Period”), pro forma for any acquisition in the LTM Period; provided, however, that the consent of the Investor will not be required pursuant to this Section 4.4(1) as to the incurrence of Indebtedness, the net proceeds of which are used for Refinancing of Indebtedness that existed on the Closing Date (including any Indebtedness incurred on the Closing Date);

2.          The incurrence of Total Net Indebtedness, excluding:

(i)       Permitted Indebtedness,

(ii)       the issuance of Preferred Stock,

if, after giving effect to such incurrence, the ratio of Total Net Indebtedness to Adjusted EBITDA would exceed 4.25 : 1 measured by reference to the LTM Period, pro forma for any acquisition in the LTM Period; provided, however, that the consent of the Investor will not be required pursuant to this Section 4.4(2) as to the incurrence of Indebtedness, the net proceeds of which are used for the Refinancing of Indebtedness that existed on the Closing Date (including any Indebtedness incurred on the Closing Date);

3.	The issuance by the Corporation of any shares of Preferred Stock;

4.
Any change to the Corporation’s dividend policy, or the declaration or payment of any dividend or distribution on any Junior Stock, unless the ratio of the Corporation’s Total Net Indebtedness, excluding Permitted Indebtedness and any Preferred Stock, to Adjusted EBITDA is less than 2:1 measured by reference to the LTM Period,  pro forma for any acquisition in the LTM period;

5.	Any voluntary liquidation, dissolution or winding up of the Corporation;

6.	Any change in the Corporation’s independent auditor;

7.	The election of anyone other than Mr. Mitchell P. Rales as the Corporation’s Chairman of the Board;

8.
Any acquisition by the Corporation or any of its subsidiaries, in any transaction or series of related transactions, of another entity or assets for a purchase price exceeding thirty percent (30%) of the Corporation’s equity market capitalization at the time the applicable acquisition agreement is signed;

9.
Any merger, consolidation, reclassification, joint venture or strategic partnership, or any similar transaction, any sale, lease, transfer or other disposition of any assets of the Corporation or any subsidiary of the Corporation (excluding sale/leaseback transactions and other financing transactions, in each case, entered into in the ordinary course of the Corporation’s or such subsidiary’s business or any sales among the Company and its subsidiaries), or any voluntary liquidation, dissolution or winding up of any subsidiary of the Corporation  if (i) the value of the entity resulting from any such merger, consolidation, reclassification or similar transaction, (ii) the level of investment in any such joint venture, strategic partnership or similar transaction by the Corporation or such subsidiary, (iii) the value of the assets being sold, leased, transferred or disposed of, or (iv) the value of the subsidiary being liquidated, dissolved, or wound up (including the value of any subsidiary or subsidiaries thereof), as applicable, exceeds thirty percent (30%) of the Corporation’s equity market capitalization at the time the applicable transaction agreement or other transaction documentation is signed;

10.	Any amendments to the Corporation’s Certificate of Incorporation or bylaws or other organizational or governing documents, as applicable; or

11.	Any change to the size of the Board.

Article 5. BOARD OF DIRECTORS

5.1. Number; Election; Nomination Right of Certain Holders

(1)	So long as the Investor and its Permitted Transferees collectively Beneficially Own, in the aggregate, more than twenty percent (20%) of the outstanding Common Stock, calculated on a fully-diluted basis, assuming conversion of all outstanding convertible securities (including the Series A Preferred Stock) and exercise of all existing warrants at the then-existing conversion or exercise price, but excluding any Unexercised Options and RSUs: (A) the authorized number of directors of the Corporation shall be eleven (11); (B) the Investor shall be entitled to exclusively nominate two (2) members of the Board; and (C) the Investor shall be entitled to select one of its nominees, once elected to the Board, to serve on the audit committee of the Board, and one of its nominees, once elected to the Board, to serve on the compensation committee of the Board, subject to applicable law and New York Stock Exchange listing requirements.

(2)
So long as the Investor and its Permitted Transferees collectively Beneficially Own, in the aggregate, equal to or less than twenty percent (20%) but more than ten percent (10%) of the outstanding Common Stock, calculated on a fully-diluted basis, assuming conversion of all outstanding convertible securities (including the Series A Preferred Stock) and exercise of all existing warrants at the then-existing conversion or exercise price, but excluding any Unexercised Options and RSUs: (A) the authorized number of directors of the Corporation shall be ten (10); (B) the Investor shall be entitled to exclusively nominate one (1) member of the Board; and (C) the Investor shall be entitled to select its nominee, once elected to the Board, to serve on the audit committee and compensation committee of the Board, subject to applicable law and New York Stock Exchange listing requirements.

(3)
From the time the Investor and its Permitted Transferees collectively cease to Beneficially Own, in the aggregate, at least ten percent (10%) of the outstanding Common Stock, calculated on a fully-diluted basis, assuming conversion of all outstanding convertible securities (including the Series A Preferred Stock) and exercise of all existing warrants at the then-existing conversion or exercise price, but excluding any Unexercised Options and RSUs, the Investor shall have no right under this Section 5.1 to nominate any members of the Board, and the authorized number of directors of the Corporation shall be such number as from time to time shall be fixed by, or in the manner provided in, the bylaws of the Corporation.

(4)
Unless and except to the extent that the bylaws of the Corporation shall otherwise require, the election of directors of the Corporation need not be by written ballot. Each director of the Corporation shall be entitled to one vote per director on all matters voted or acted upon by the Board.

(5)
For purposes of calculating Beneficial Ownership percentages in this Section 5.1, the Investor and any Permitted Transferees shall not be deemed to Beneficially Own any shares of preferred stock other than the Purchased Preferred Shares and any shares of Common Stock other than shares of Common Stock acquired (i) on the Closing Date, (ii) upon conversion of Preferred Stock or (iii) pursuant to anti-dilution provisions or pre-emption rights set forth in the Certificate of Designations.

5.2. Management of Business and Affairs of the Corporation

The business and affairs of the Corporation shall be managed by, or under the direction of, the Board.

5.3. Limitation of Liability

No director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that this provision shall not eliminate or limit the liability of a director (a) for any breach of the director’s duty of loyalty to the Corporation or its stockholders; (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) under Section 174 of the Delaware General Corporation Law; or (d) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of this Article 5.3 shall be prospective only and shall not adversely affect any right or protection of, or any limitation of the liability of, a director of the Corporation existing at, or arising out of facts or incidents occurring prior to, the effective date of such repeal or modification.

Article 6. AMENDMENT OF BYLAWS

In furtherance and not in limitation of the powers conferred by the Delaware General Corporation Law, the Board is expressly authorized and empowered to adopt, amend and repeal the bylaws of the Corporation.

Article 7. RESERVATION OF RIGHT TO AMEND CERTIFICATE OF INCORPORATION

The Corporation reserves the right at any time, and from time to time, to amend, alter, change, or repeal any provision contained in this Amended and Restated Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences, and privileges of any nature conferred upon stockholders, directors, or any other persons by and pursuant to this Amended and Restated Certificate of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this Article 7.  Notwithstanding the foregoing, or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of stock required by law or this Amended and Restated Certificate of Incorporation, until such time as the Investor and its Permitted Transferees collectively cease to Beneficially Own, in the aggregate, at least ten percent (10%) of the outstanding Common Stock, calculated on a fully-diluted basis, assuming conversion of all outstanding convertible securities (including the Series A Preferred Stock) and exercise of all existing warrants at the then-existing conversion or exercise price, but excluding any Unexercised Options and RSUs, the written consent of the Investor shall be required to alter, amend or repeal any provision of Section 5.1 of Article 5, this Article 7 or Article 8, including by merger, consolidation or otherwise.

Article 8. DEFINITIONS

Capitalized terms not otherwise defined in this Amended and Restated Certificate of Incorporation shall have the following meanings:

“Adjusted EBITDA” means EBITDA, as such term is defined in that certain credit agreement, dated as of September 12, 2011, between and among the Company, Deutsche Bank A.G. New York Branch, a syndicate of other financial institutions as lenders and Deutsche Bank Securities Inc., as in effect as of September 12, 2011.

“Beneficial Ownership” and “Beneficially Own” and similar terms have the meaning set forth in Rule 13d-3 under the Securities and Exchange Act of 1934. For the avoidance of doubt, the Investor and its Permitted Transferees will be deemed to Beneficially Own all of the Common Stock issuable upon conversion of the Series A Preferred Stock held by the Investor and its Permitted Transferees at the time of determination.

“Closing Date” has the meaning set forth in the Securities Purchase Agreement.

“Indebtedness” means the principal of, accrued but unpaid interest on, and premium (if any, to the extent such premium is determinable) in respect of, indebtedness of such person for borrowed money, but excluding any indebtedness among the Corporation and its subsidiaries.

“Investor” means BDT CF Acquisition Vehicle, LLC.

“Junior Stock” means the Common Stock and any other class or series of stock of the Corporation, other than Parity Stock and Senior Stock, not expressly ranking senior to the Series A Preferred Stock with respect to the payment of dividends and distributions.

“Parity Stock” means any class or series of stock of the Corporation that may be authorized that expressly ranks equal to the Series A Preferred Stock with respect to the payment of dividends and distributions.

“Permitted Transferee” shall have the meaning assigned to such term in the Securities Purchase Agreement.

“Permitted Indebtedness” means Indebtedness under the Corporation’s revolving line of credit as in existence on the Closing Date, leases and letters of credit, performance guarantees, bid bonds, surety bonds and similar instruments.

“Purchased Preferred Shares” shall have the meaning assigned to such term in the Securities Purchase Agreement.

“Refinance” or “Refinancing” means to refund, refinance, replace, renew, repay, or extend (including pursuant to any defeasance or discharge mechanism).

“Securities Purchase Agreement” means that certain Securities Purchase Agreement, dated as of September 12, 2011, by and between the Corporation and the Investor.

“Senior Net Indebtedness” means, as of any date, all Senior Indebtedness of the Corporation outstanding on such date minus all cash and cash equivalents of the Corporation as of such date.

 “Senior Indebtedness” means Indebtedness that is not Subordinated Indebtedness.

“Senior Stock” means any class or series of stock of the Corporation that may be authorized that expressly ranks senior to the Series A Preferred Stock with respect to the payment of dividends and distributions.

“Subordinated Indebtedness” means Indebtedness which is subordinate or junior in right of payment to any other Indebtedness pursuant to a written agreement.

“Total Net Indebtedness” means, as of any date, all Indebtedness of the Corporation and its subsidiaries minus all cash and cash equivalents of the Corporation and its subsidiaries as of such date.

“Unexercised Options and RSUs” means (i) any convertible securities outstanding as of the Closing Date (as such term is defined in the Securities Purchase Agreement), or (ii) any options, restricted stock units or similar awards issued to officers, employees, consultants or directors of the Corporation or its subsidiaries, in each case, in the form of Common Stock or entitling the holder thereof to receive shares of Common Stock upon the exercise or conversion thereof.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by the President and Chief Executive Officer of the Corporation on this 24th day of January, 2012.

COLFAX CORPORATION

By:	/s/ Clay H. Kiefaber
Name:	Clay H. Kiefaber
Title:	President and Chief Executive Officer